SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

Exhibit Index is on page 3

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	First quarter report 2003 (see PDF file)

Exhibit Index is on page 3

EKSPORTFINANS

FIRST QUARTER REPORT 2003

SUMMARY  Eksportfinans’ net income before taxes was NOK 84 million in the first quarter of 2003. This is NOK 6 million higher than in the corresponding period last year. The subsidiary company Kommunekreditt Norge AS had net pre-tax income of NOK 19 million, which is NOK 6 million higher than one year earlier.

At 31 March 2003 the group’s total assets were NOK 99.7 billion, compared with NOK 92.6 billion a year ago. The group’s capital adequacy ratio was 19.1 percent. Total outstanding loans amounted to NOK 53.6 billion at 31 March 2003, compared with NOK 51.2 billion at the beginning of the year.

LENDING  In the first quarter of 2003 disbursements of new loans totalled NOK 3.9 billion, compared with NOK 1.7 billion in the same period last year. Export credits and loans for internationalization purposes made up NOK 972 million of the total disbursements, compared with NOK 760 million during the corresponding period in 2002. Of this NOK 367 million were related to the financing of capital goods and services, NOK 552 million were related to shipping and NOK 53 million to internationalization.

As a result of the turbulent global situation, this year’s first months have been characterized by considerable focus on economic development both domestically and internationally. Despite concerns for the state of the Norwegian industry, Eksportfinans has experienced a rise in the number of applications in the course of the first quarter of 2003 compared with the same period last year. Part of the reason is that exporters carry out more projects where financing is desired when normal market options are reduced.

A number of applications for financing to markets that are new to Eksportfinans have been approved in this period. Iran is becoming an interesting market for the export of Norwegian oil and gas technology as well as equipment for aquaculture.

Export of equipment for hydroelectric power plants has proven to be an important area in the first quarter, and particularly to Turkey. Eksportfinans has also noted an increased interest in the financing of equipment from the Norwegian defence industry.

New loans to the local government sector totalled NOK 2.9 billion in the first quarter, compared with NOK 966 million in the same period in 2002. Total loans from Kommunekreditt amounted to NOK 30 billion at the end of the first quarter, compared with NOK 24 billion one year before.

Of this, approximately NOK 2.1 billion were direct loans to 50 local governments, while approximately NOK 0.8 billion were loans to a total of 26 municipal companies or companies with loans backed by their local or county authorities. Kommunekreditt celebrated its tenth anniversary in March with the conference “The Local Authorities — much better than its reputation”. More than 250 participants attended in Trondheim, mainly mayors, chief executives and economic administrators from the local government sector. Representatives from organizations with interests within the municipal field also participated.

FUNDING  In the course of the first quarter Eksportfinans conducted 33 long-term funding transactions. Total amount paid in was NOK 5 billion, and the average term of the borrowings was four years.

In addition to Eksportfinans’ public bond issues, activities in the first quarter of 2003 were primarily characterized by private placements with satisfactory diversity with regard to investor type and geography. The institution conducted funding in eight different currencies.

RESULTS  Net interest income was NOK 102 million in the first three months of the year. This is NOK 4 million more than at the same time in 2002. The increase is mainly the result of higher volumes than in the corresponding period last year. The return on assets was 0.43 per cent in the first quarter. This is roughly equivalent to 2002.

Net changes in the value of securities and foreign exchange gave a total gain of NOK 11 million, NOK 2 million more than the same period last year. Gains on securities amounted to NOK 7 million and gains on changes in foreign exchange rates accounted for NOK 4 million.

BALANCE SHEETS  The group’s total assets have increased by NOK 8.6 billion since the beginning of the year, and reached NOK 99.7 billion at the end of March 2003. This is an increase of NOK 7.1 billion compared with the same period last year. Lending has increased by NOK 2.4 billion since the beginning of the year while commercial paper and bonds have increased by NOK 6.1 billion. The fall of the Norwegian krone relative to other currencies in the first three months makes up approximately half of the overall increase of total assets compared with the end of 2002.

Eksportfinans called its preferred capital securities of USD 100 million in the first quarter of 2003. In the same period, new non-cumulative undated step-up capital contribution securities amounting to GBP 50 million were issued.

The group’s capital adequacy ratio was 19.1 percent by the end of March, compared with 24.6 percent at the same time in 2002 and 21.6 percent at the end of last year.

Oslo, May 8, 2003
EKSPORTFINANS ASA

The Board of Directors

STATEMENTS OF INCOME

Parent company				Group

First quarter		The year		First quarter		The year

2003	2002	2002	(NOK million)	2003	2002	2002

508	627	2,393	Interest and related income	534	646	2,463
432	548	2,056	Interest and related expenses	432	548	2,056

76	79	337	NET INTEREST INCOME	102	98	407

14	9	30	Income from investments in group companies	0	0	0
3	1	5	Commissions and income related to banking services	3	1	5
1	1	6	Commissions and expenses related to banking services	1	1	6
11	9	5	Net gains/(losses) on investments and foreign currencies	11	9	5
4	4	18	Other income	2	2	8
22	21	87	Salaries and other administrative expenses	26	24	100
3	3	14	Depreciation on fixed assets and intangible fixed assets	3	4	16
3	3	10	Other expenses	4	3	12
0	0	0	Realized loan losses	0	0	0

79	74	278	NET INCOME BEFORE TAXES	84	78	291

18	18	70	Income taxes	23	22	83

61	56	208	NET INCOME	61	56	208

BALANCE SHEETS

Parent company				Group

31.3.03	31.3.02	31.12.02	(NOK million)	31.3.03	31.3.02	31.12.02

32,580	28,029	31,292	Loans and receivables due from credit institutions	2,996	4,337	3,535
22,488	23,057	22,025	Loans and receivables due from customers	52,453	47,098	50,114
42,712	40,301	36,649	Securities	42,712	40,301	36,649
0	0	0	Investments in jointly controlled activity	1	1	1
453	440	440	Investments in group companies	0	0	0
27	21	28	Intangible fixed assets	29	24	30
125	131	127	Fixed assets	127	133	129
950	162	206	Other assets	922	132	178
340	415	300	Prepayments and accrued revenues	451	539	437

99,675	92,556	91,067	TOTAL ASSETS	99,691	92,565	91,073

94,692	80,600	84,124	Borrowings through the issue of securities	94,692	80,600	84,124
589	6,315	2,595	Other liabilities	607	6,322	2,600
335	399	263	Accrued interest payable and deferred revenues	333	400	264
16	17	16	Provisions	16	18	16
917	1,920	880	Subordinated debt	917	1,920	880
573	881	697	Preferred capital securities	573	881	697

97,122	90,132	88,575	TOTAL LIABILITIES	97,138	90,141	88,581

1,594	1,594	1,594	Share capital	1,594	1,594	1,594
162	162	162	Share premium reserve	162	162	162
38	24	24	Reserve for valuation variances	0	0	0
712	597	712	Other equity	736	612	736
47	47	0	Retained earnings	61	56	0

2,553	2,424	2,492	TOTAL SHAREHOLDERS’ EQUITY	2,553	2,424	2,492

99,675	92,556	91,067	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	99,691	92,565	91,073

NOTES TO FINANCIAL STATEMENTS

1.     ACCOUNTING PRINCIPLES

The accounts are presented in accordance with generally accepted accounting practice and in line with accounting legislation and regulations from the Ministry of Finance.

Commission earnings have been reclassified. The item was previously classified as net interest and credit commission earnings, but was reclassified on 31 December 2002 to commission earnings and income from bank services. Figures prior to 31 December 2002 have also been reclassified so that they are comparable.

Tangible fixed assets have been reclassified. Capitalised costs (software) in connection with a new computer system were capitalised in their entirety as tangible fixed assets for 2001 and 2002. This is to be classified as intangible fixed assets. The same depreciation rate is used so that the reclassification will not have any consequences for the results.

The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS. The consolidated accounts for the two companies are prepared applying the purchase method. Kommunekreditt Norge AS is incorporated in the accounts of Eksportfinans ASA applying the equity method, which means that the income recorded by Kommunekreditt Norge AS is included as “Income from investments in subsidiaries”.

See the annual accounts for 2002 for a complete description of the accounting principles.

2.     CAPITAL ADEQUACY

Capital adequacy is calculated in accordance with the regulations in force from the Banking, Insurance and Securities Commission. According to the regulations, the capital adequacy requirement is 8 percent of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

			Group
Parent company
31.3.03		(NOK million)	31.3.03		31.3.02		31.12.02

	Risk-			Risk-		Risk-		Risk-
Book	weighted		Book	weighted	Book	weighted	Book	weighted
value	value		value	value	value	value	value	value

82,400	15,894	Total assets	82,417	15,920	79,466	14,873	78,415	14,985
	2,530	Off-balance sheet items		2,531		622		1,895

	18,424	Total risk-weighted value banking portfolio		18,451		15,495		16,880
	2,335	Total risk-weighted value trading portofolio		2,335		1,822		1,867
	83	Total currency risk		82		7		66

	20,842	Total risk-weighted value		20,868		17,324		18,813

The company’s risk capital

Parent company			Group
		(NOK million and in percentage of risk-
31.3.03		weighted assets and off-balance sheet items)	31.3.03		31.3.02		31.12.02

2,900	13.9%	Core capital (share capital, other equity, preferred capital securities)	2,936	14.1%	3,273	18.9%	3,177	16.9%
1,055	5.1%	Additional capital (subordinated debt)	1,050	5.0%	995	5.7%	880	4.7%

3,955	19.0%	Total risk capital	3,986	19.1%	4,268	24.6%	4,057	21.6%

3.     LOANS AND RECEIVABLES DUE FROM CREDIT INSTITUTIONS

Parent company				Group

31.3.03	31.3.02	31.12.02	(NOK million)	31.3.03	31.3.02	31.12.02

1,494	2,258	1,350	Bank deposits	1,525	2,304	1,431
363	718	1,036	Reverse repos with credit institutions	363	718	1,036
1,108	1,315	1,068	Loans (also included in note 4)	1,108	1,315	1,068
29,615	23,738	27,838	Loans to Kommunekreditt Norge AS (also included in note 4)	0	0	0

32,580	28,029	31,292	Total	2,996	4,337	3,535

4.     LOANS

Parent company				Group

31.3.03	31.3.02	31.12.02	(NOK million)	31.3.03	31.3.02	31.12.02

30,723	25,053	28,906	Loans due from credit institutions	1,108	1,315	1,068
22,488	23,057	22,025	Loans due from customers	52,453	47,098	50,114

53,211	48,110	50,931	Total	53,561	48,413	51,182

48,855	43,306	46,715	Commercial loans	49,205	43,608	46,966
4,356	4,804	4,216	Government-supported loans	4,356	4,805	4,216

53,211	48,110	50,931	Total	53,561	48,413	51,182

6,437	6,694	6,220	Capital goods	6,437	6,694	6,220
9,633	9,962	9,401	Ships	9,633	9,962	9,401
7,482	7,559	7,430	Export-related and international activities 1)	7,482	7,559	7,430
44	157	42	Financing on behalf of the government 2)	44	157	42
0	0	0	Loans to Norwegian local government sector	29,965	24,041	28,089
29,615	23,738	27,838	Loans to Kommunekreditt Norge AS	0	0	0

53,211	48,110	50,931	Total	53,561	48,413	51,182

1)	Export-related and international activities consist of loans to the following categories:

31.3.03	31.3.02	31.12.02	(NOK million)

354	721	343	Oil and gas
1,379	1,674	1,378	Pulp and paper
397	12	421	Engineering and construction
379	141	382	Aluminum, chemicals and minerals
116	197	127	Pharmaceuticals
2,564	4,154	2,496	Aviation and shipping
2,293	660	2,283	Other categories

7,482	7,559	7,430	Total

2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund (IMF), provides loans to certain Eastern European countries. Eksportfinans provides the Norwegian part of these loans.

5.     SECURITIES

Parent company				Group

31.3.03	31.3.02	31.12.02	(NOK million)	31.3.03	31.3.02	31.12.02

16,484	13,061	12,610	Trading portfolio	16,484	13,061	12,610
25,380	26,189	23,198	Securities	25,380	26,189	23,198
848	1,051	841	Securities held to maturity	848	1,051	841

42,712	40,301	36,649	Total	42,712	40,301	36,649

6. OTHER ASSETS

Parent company				Group

31.3.03	31.3.02	31.12.02	(NOK million)	31.3.03	31.3.02	31.12.02

737	0	0	Exchange rate adjustments for derivatives	737	0	0
92	49	96	Interim account 108 Agreement	92	49	96
121	113	110	Miscellaneous	93	83	82

950	162	206	Total	922	132	178

7. BORROWINGS THROUGH THE ISSUE OF SECURITIES

Parent company				Group

31.3.03	31.3.02	31.12.02	(NOK million)	31.3.03	31.3.02	31.12.02

32,243	29,204	28,479	Short-term debt	32,243	29,204	28,479
62,449	51,396	55,645	Long-term debt	62,449	51,396	55,645

94,692	80,600	84,124	Total	94,692	80,600	84,124

8. OTHER LIABILITIES

Parent company				Group

31.3.03	31.3.02	31.12.02	(NOK million)	31.3.03	31.3.02	31.12.02

0	5,960	2,374	Exchange rate adjustments for derivatives	0	5,960	2,374
589	355	221	Miscellaneous	607	362	226

589	6,315	2,595	Total	607	6,322	2,600

9.     CHANGES IN SHAREHOLDERS’ EQUITY

Parent company

		Share premium	Retained		Reserve for
(NOK million)	Share capital	reserve	earnings	Other equity	valuation variances	Total

Balance at Dec 31, 2001	1,594	162	0	597	15	2,368

Balance at Jan 1, 2002	1,594	162	0	597	15	2,368
Allocations March 31, 2002	0	0	47	0	9	56

Balance at March 31, 2002	1,594	162	47	597	24	2,424

Balance at April 1, 2002	1,594	162	47	597	24	2,424
Restitution of allocations
March 31, 2002	0	0	(47)	0	(9)	(56)
Allocations 2002	0	0	0	115	9	124

Balance at Dec 31, 2002	1,594	162	0	712	24	2,492

Balance at Jan 1, 2002	1,594	162	0	712	24	2,492
Allocations March 31, 2002	0	0	47	0	14	61

Balance at March 31, 2002	1,594	162	47	712	38	2,553

10.     SEGMENT INFORMATION

Intragroup accounts and transactions have been eliminated in the segment information.

(NOK million)	31.03.03	31.03.02	31.12.02

Net interest income
Eksportfinans	76	79	337
Kommunekreditt	26	19	70

Total group	102	98	407

Net income after taxes
Eksportfinans	47	46	176
Kommunekreditt	14	10	32

Total group	61	56	208

Total assets
Eksportfinans	69,304	68,116	62,542
Kommunekreditt	30,387	24,449	28,531

Total group	99,691	92,565	91,073

Total equity
Eksportfinans	2,101	1,988	2,054
Kommunekreditt	452	436	438

Total group	2,553	2,424	2,492

Intragroup transactions are undertaken on normal commercial terms.

RATIOS AND KEY FIGURES

Parent company						Group

3 months		The year				3 months		The year

2003	2002	2002	2001	2000	(NOK million)	2003	2002	2002	2001	2000

					OPERATING STATISTICS
76	79	337	392	389	1. Net interest income	102	98	407	460	425
79	74	278	330	309	2. Net income before taxes	84	78	291	344	316
9.6%	9.4%	8.5%	10.9%	11.7%	3. Return on equity	9.6%	9.4%	8.5%	10.9%	11.7%
0.32%	0.36%	0.37%	0.43%	0.47%	4. Return on assets	0.43%	0.44%	0.45%	0.50%	0.51%
0.10%	0.10%	0.10%	0.10%	0.11%	5. Net operating expenses/average assets	0.13%	0.13%	0.13%	0.13%	0.12%

Parent company						Group

3 months		The year				3 months		The year

2003	2002	2002	2001	2000	(NOK million)	2003	2002	2002	2001	2000

					BALANCE SHEET STATISTICS
99,675	92,556	91,067	85,120	79,301	6. Total assets	99,691	92,565	91,073	85,128	79,305
23,595	24,373	23,093	26,781	31,420	7. Total loans outstanding	53,561	48,413	51,182	51,506	49,115
972	760	7,402	6,289	6,377	8. New loans disbursed	3,878	1,726	16,040	16,036	17,025
5,088	2,102	18,340	16,357	10,779	9. New long-term borrowing	5,088	2,102	18,340	16,357	10,779
30.5%	29.5%	29.0%	28.0%	23.5%	10. Borrowers/guarantors — public sector share	69.4%	64.5%	68.0%	62.6%	51.0%
19.0%	24.1%	21.2%	24.6%	27.0%	11. Capital adequacy	19.1%	24.6%	21.6%	25.0%	27.7%
7.2506	8.8077	6.9657	9.0116	8.8485	12. Exchange rate NOK/USD	7.2506	8.8077	6.9657	9.0116	8.8485

Definitions:

3.	Net income after taxes/average equity.

4.	Net interest income including provisions/average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — rental income)/average assets.

7.	Consists of «Loans and receivables due from customers» and part of «Loans and receivables due from credit institutions» in the balance sheet.